UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Icagen, Inc.

(Name of Subject Company)

Icagen, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45104P500

(CUSIP Number of Class of Securities)

P. Kay Wagoner, Ph.D.

Chief Executive Officer and President

Icagen, Inc.

4222 Emperor Boulevard, Suite 350

Durham, North Carolina 27703

(919) 941-5206

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf

of the Person(s) Filing Statement)

Copies to:

David E. Redlick, Esq.

Hal J. Leibowitz, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements Items 3, 4 and 8 to the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 4, 2011, as amended by Amendment No. 1 filed with the SEC on August 16, 2011, Amendment No. 2 filed with the SEC on August 18, 2011 and Amendment No. 3 filed with the SEC on August 19, 2011 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Icagen, Inc., a Delaware corporation (“Icagen” or the “Company”). The Schedule 14D-9 relates to the cash tender offer by Eclipse Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), to purchase all of the issued and outstanding shares of Icagen common stock at a price per share of $6.00, net to the holder thereof in cash, without interest thereon, subject to any applicable withholding and transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated August 3, 2011, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(i)	by revising, under the heading “(a) Agreements Between Icagen and its Executive Officers and Directors”, the second paragraph following the subheading “Cash Payable for Outstanding Shares Pursuant to the Offer” to insert the phrase “as of July 20, 2011” so that it reads as follows:

“The table below sets forth information regarding the amount of cash consideration each executive officer and director will receive pursuant to the Offer assuming the shares of Icagen common stock beneficially owned by each of Icagen’s executive officers and directors (excluding unvested restricted stock units and shares underlying stock options) as of July 20, 2011 are tendered pursuant to the Offer and those shares are accepted for purchase and purchased by the Purchaser.”

(ii)	by revising, under the heading “(a) Agreements Between Icagen and its Executive Officers and Directors”, the second paragraph following the subheading “Effect of the Offer and the Merger Agreement on Icagen Stock Options” by replacing “$2.58” with “$2.56” so that it reads as follows:

“As of July 20, 2011, Icagen’s executive officers and directors held options to purchase an aggregate of 246,035 shares of Icagen common stock, with exercise prices ranging from $2.56 to $51.20 per share and a weighted average exercise price of $12.61 per share.”

(iii)	by revising, under the heading “(a) Agreements Between Icagen and its Executive Officers and Directors”, the dollar values in the column with the heading “Total Option Spread Value ($)” in the table following the subheading “Effect of the Offer and the Merger Agreement on Icagen Stock Options” so that the table reads as follows:

Name	Total Option Spread Value ($)
P. Kay Wagoner, Ph.D.	—

Richard D. Katz, M.D.	—

André L. Lamotte, Sc.D.	12,580

Anthony B. Evnin, Ph.D.	16,020

Richard G. Morrison, Ph.D.	12,580

Charles A. Sanders, M.D.	30,860

Martin A. Simonetti	12,580

Adeoye Y. Olukotun, M.D., MPH, FACC	12,580

Item 4. The Solicitation or Recommendation.

Litigation Related to the Offer and Merger

As set forth in the Schedule 14D-9, ten putative stockholder class action complaints have been filed in the Delaware Court of Chancery by stockholders of the Company: Michael Rauscher v. Icagen, Inc., et. al. (filed July 22, 2011), Denise R. Cooper v. P. Kay Wagoner, et. al. (filed July 22, 2011), Michael Peters v. Icagen, Inc., et. al. (filed July 22, 2011), Kenneth S. Cucchia v. Icagen, Inc., et. al. (filed July 22, 2011), Michael Dabah v. Icagen, Inc., et. al. (filed July 25, 2011), Dimitri Arges v. Charles A. Sanders, et. al. (filed July 25, 2011), Iroquois Master Fund Ltd. v. Charles A. Sanders, et. al. (filed July 26, 2011), Leland Boyette v. Icagen, Inc., et. al. (filed July 27, 2011), Thomas Hollinshead and David Pill v. Icagen, Inc., et. al. (filed July 27, 2011) and Gary Pawlovich v. Charles A. Sanders, et. al. (filed August 2, 2011) (collectively, the “Stockholder Actions”). The Stockholder Actions each name Pfizer, Icagen, and the current members of the board of directors of Icagen as defendants. All of the Stockholder Actions with the exception of Iroquois Master Fund also name Eclipse Acquisition Corp. as a defendant. Further, Rauscher, Arges, Iroquois Master Fund, Boyette and Pawlovich also name Dennis B. Gillings, a former director of Icagen, as a defendant. On August 8, 2011, the plaintiffs filed two Amended Complaints, a Motion For Expedited Proceedings and a Motion For Preliminary Injunction. In their filings, the plaintiffs assert that the members of the Board breached their fiduciary duties to Icagen’s stockholders by entering into the Merger Agreement via a flawed process and at an unfair price that does not reflect the value of the Company. The plaintiffs also allege that the Merger Agreement contains preclusive deal protection devices including a no solicitation provision, termination fee, top-up option, and matching rights. Finally, the plaintiffs assert that the Schedule 14D-9 issued by the Company concerning the Offer and the Merger is materially incomplete and misleading.

Each Stockholder Action seeks, among other relief, an injunction preventing completion of the Merger, as well as costs and attorneys’ fees in connection with each such litigation. In accordance with the court’s scheduling order, on August 22, 2011, the plaintiffs filed a brief in support of their motion seeking to preliminarily enjoin the Merger, asserting, among other things, the claims described above.

The Company believes that plaintiffs’ claims in the Stockholder Actions, including that certain of the disclosures about the Offer and Merger are deficient, are without merit. The Company believes that the information plaintiffs allege it should have disclosed (i) is not required to be disclosed under the U.S. federal securities laws or under state securities and other laws and (ii) is not material as a matter of law or in the context of the matters to be considered in connection with the Offer and the Merger.

Nevertheless, on August 23, 2011, the parties to the Stockholder Actions, without the defendants admitting any wrongdoing or liability of any kind, reached an agreement in principle providing for the withdrawal of the plaintiffs’ pending motion for a preliminary injunction and to resolve all claims asserted in the Stockholder Actions. The agreement in principle contemplates, among other things, that Icagen will disclose the additional information included in this Item 4 of this Amendment No. 4 under (A). The agreement in principle is subject to the parties reaching agreement on the terms of a mutually acceptable definitive settlement agreement. Thereafter, the settlement agreement will be subject to approval by the court.

(A) Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(i)	by replacing the second and third sentences of the sixth paragraph under the heading “(b) Background of the Transaction” with the following three sentences:

“Meetings, presentations, and due diligence sessions were conducted with a subset of these companies, which subset excluded all companies that had previously indicated a lack of interest, or did not indicate any interest, in a potential transaction with the Company. Six parties included in this subset (Companies A, G, H, I, J and K referenced below) expressed preliminary interest in engaging in discussions regarding a potential collaboration, merger or acquisition of a particular asset or capability of the Company, and between January 2011 and June 2011, Icagen held various meetings and discussions with these parties regarding potential collaboration or merger transactions. However, each of these companies either failed to submit an indication of interest or suggested a transaction on terms where the parties were unable to agree on relative valuation of the companies.”

(ii)	by inserting the following two sentences after the first sentence of the 18th paragraph under the heading “(b) Background of the Transaction”:

“Also during that week, Icagen management began providing to representatives of J.P. Morgan various assumptions, estimates and projections regarding Icagen’s business. Based on those assumptions, estimates and projections, and in close consultation with Icagen management, J.P. Morgan began developing various preliminary analyses regarding the implied potential valuation of Icagen.”

(iii)	by inserting the following three sentences at the end of the 20th paragraph under the heading “(b) Background of the Transaction”:

“Also on or about May 19, 2011, J.P. Morgan inquired of Mr. Giordano if he had fully considered the potential benefit from Icagen’s net operating losses and if that benefit could be used as a basis to improve Pfizer’s offer. Mr. Giordano indicated that Pfizer’s valuation already took Icagen’s net operating losses into account. During this time, Icagen continued to examine, revise and refine its assumptions, estimates and projections, and J.P. Morgan continued to examine, revise and refine its preliminary analyses.”

(iv)	by revising the second sentence of the 23rd paragraph under the heading “(b) Background of the Transaction” so that it reads as follows:

“During this call, Mr. Giordano informed J.P. Morgan that Pfizer would engage in no further discussion of contingent value rights because $6.00 per share in cash was Pfizer’s best and final offer, and Pfizer would not consider including contingent value rights as an additional component to the $6.00 per share cash consideration to be paid to Icagen’s stockholders.”

(v)	by replacing the seventh sentence of the 25th paragraph under the heading “(b) Background of the Transaction” with the following three sentences:

“Following a lengthy board discussion during which various aspects of a potential transaction were considered, the Board determined by a vote of 6-1 that it was in the best interests of the Company and its stockholders to proceed with further discussions with Pfizer for a potential transaction at the proposed share price and authorized J.P. Morgan to engage with Pfizer regarding the proposed transaction. Dr. Wagoner dissented because she wanted to determine whether a more favorable alternative option would result from discussions that were ongoing with other companies at the time. However, as described below, these discussions did not result in an offer more favorable than the proposed transaction with Pfizer, and Dr. Wagoner joined the other directors in unanimously approving the Pfizer transaction on July 19, 2011.”

(vi)	by inserting the following new paragraph after the 36th paragraph under the heading “(b) Background of the Transaction”:

“Over the course of late 2010 and through June 2011, Icagen also engaged in preliminary discussions as to a possible strategic transaction with five other companies, which we refer to as “Companies G, H, I, J and K,” respectively. Company G expressed an interest in a stock-for-stock merger at an exchange ratio that Icagen considered unfavorable in light of Company G’s not having any products in development or on the market. Discussions with Company G ended in April 2011. The discussion with Company H pertained to Icagen’s KCNQ program. Company H terminated the discussions in May 2011 based on its determination that the KCNQ program was too early in clinical development to be of interest. Company I expressed interest in a possible stock-for-stock merger at an exchange ratio that Icagen considered unfavorable in light of Company I’s limited cash resources. Company I also would not proceed with negotiations without an exclusivity undertaking from Icagen, which Icagen was not prepared to grant. Company I terminated discussions with Icagen in May 2011. In May 2011, Company J reviewed the KCNQ program. In

June 2011, Company J notified Icagen that it was not interested in further discussions at that time, but might be interested in engaging in future discussions following the availability of data from the next planned clinical trial of the KCNQ compound. Company K reviewed the KCNQ program over a number of months and raised a number of issues as a result of its review. Icagen management encouraged Company K to submit a proposal relating to this program. Company K did not do so and, in July 2010, notified Icagen that it was terminating diligence.”

(vii)	by inserting the following three rows after the last row in the table captioned “KCNQ Standalone Case” under the heading “(d) Financial Projections”:

Free Cash Flow from Pfizer Collaboration	$5.9	$1.3	$8.1	$0.0	$2.0	$2.6	$9.8	$1.5	$4.8	$2.9	$15.5	$21.3
Free Cash Flow from KCNQ (standalone)	($0.6)	($1.6)	($3.6)	($2.6)	($2.6)	($1.1)	($11.2)	($3.0)	$5.6	$8.3	$39.4	$24.8
Free Cash Flow	$5.3	($0.3)	$4.5	($2.6)	($0.6)	$1.5	($1.4)	($1.5)	$10.4	$11.2	$54.9	$46.1

(viii)	by inserting the following three rows after the last row in the table captioned “KCNQ Licensing Case” under the heading “(d) Financial Projections”:

Free Cash Flow from Pfizer Collaboration	$5.9	$1.3	$8.1	$0.0	$2.0	$2.6	$9.8	$1.5	$4.8	$2.9	$15.5	$21.3
Free Cash Flow from KCNQ (licensing)	($0.5)	$4.2	($2.0)	$1.6	($1.5)	($0.8)	$1.6	$7.1	$2.2	$4.2	$18.8	$5.9
Free Cash Flow	$5.4	$5.5	$6.1	$1.6	$0.5	$1.8	$11.4	$8.6	$7.0	$7.1	$34.3	$27.2

(ix)	by inserting the following paragraph as the next to last paragraph under the heading “(d) Financial Projections”:

“Icagen’s management developed the final assumptions described above based on a number of factors, including its estimates regarding product sales following marketing approval and commercialization. Icagen management’s final assumptions reflected its assessment as to uncertainty related to potential product profiles, the specific indications for which the drugs might be approved for marketing, the stage of research or clinical development, and in some cases the formulation of Icagen’s drug products, as well as information available to Icagen management related to comparable drugs and their sales. Based on this assessment, Icagen’s management believed the final assumptions selected by it to be the most reasonable of those considered. A range of other possible alternative assumptions was considered by Icagen management on a preliminary basis that would have resulted, in both the KCNQ standalone and KCNQ licensing cases, in various ranges of estimated values of Icagen common stock. For example, on May 27, 2011, management provided J.P. Morgan with assumptions estimating potential revenue for the KCNQ standalone and licensing cases that resulted in estimated values of Icagen common stock of $5.55 to $8.00 for the standalone case and $5.47 to $6.13 for the licensing case. On May 29, 2011, management provided J.P. Morgan with different assumptions estimating potential revenue for the KCNQ standalone and licensing cases which resulted in estimated values of Icagen common stock of $6.50 to $9.50 for the standalone case and $7.00 to $9.00 for the licensing case. At the time that management prepared these alternative preliminary assumptions, it was aware of Icagen’s unaffected stock price and the then current offer from Pfizer. However, Icagen’s management concluded that these alternative preliminary assumptions were not as likely to be achieved as those used in the final analysis, and in some cases were not realistic. These alternative preliminary assumptions were not presented to the Board.”

(x)	by replacing the first two paragraphs under the heading “(f) Opinion of Icagen’s Financial Advisor – Discounted Cash Flow Analysis – Other Items” with the following two paragraphs:

“J.P. Morgan calculated the potential value attributed to Icagen’s therapeutic platform based on the analysis of market valuations of other early stage biotechnology platform companies. J.P. Morgan also calculated the value of Icagen’s net operating losses on a standalone basis. J.P. Morgan then calculated the net cash of Icagen based on management’s projection of the cash and debt balance as of June 30, 2011. J.P. Morgan calculated and analyzed the free cash flows of the tax savings that Icagen is expected to generate from the net operating losses that Icagen is expected to utilize during the period beginning on July 1, 2011 based on internal projections of Icagen’s management. Based on the financial projections provided by Icagen’s management, Icagen’s net operating losses were fully utilized by the end of the projected periods.

Each of the items comprising the “sum of the parts” analysis described above (other than net cash) was then discounted to present value using a range of discount rates from 18% to 22%. The discount rate range of 18% to 22% was chosen by J.P. Morgan based upon its analysis of the estimated weighted-average cost of capital of Icagen. In selecting a beta, which is a measure of volatility or financial elasticity used in determining a discount rate utilizing the Capital Asset Pricing Model (CAPM), for the discounted cash flow analysis, J.P. Morgan reviewed publicly available betas for other early stage biotechnology companies. These companies had relevered historical betas that ranged from 1.252 to 2.617 as of May 27, 2011, and 1.515 to 3.073 as of July 18, 2011, with a median relevered historical beta of 1.902 as of May 27, 2011 and 1.979 as of July 18, 2011. Icagen’s relevered historical beta was 1.697 as of May 27, 2011, and 2.671 as of July 18, 2011. J.P. Morgan applied its judgment to derive a beta of 2.50 to 2.75 for Icagen considering the Company’s inherent risk and low market capitalization and liquidity relative to the other biotechnology companies reviewed. The items comprising the “sum of the parts” analysis described above were then added together, under each of the KCNQ standalone case and the KCNQ licensing case, in order to derive the implied fully diluted equity ranges per share of Icagen’s common stock, as follows:”

(B) In addition, Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(i)	by revising the second sentence of the 31st paragraph under the heading “(b) Background of the Transaction” so that it reads as follows:

“Following Icagen’s management presentation, Company B advised J.P. Morgan that it would not be in a position to acquire the company for a premium, but did express an interest in a potential collaboration arrangement related to Icagen’s KCNQ program.”

(ii)	by revising the third sentence of the 36th paragraph under the heading “(b) Background of the Transaction” so that it reads as follows:

“J.P. Morgan informed the Board that Companies C, D, E and F declined to engage in discussions regarding a potential transaction with Icagen and that Company B would not be in a position to acquire the Company for a premium but did express an interest in a potential collaboration arrangement related to Icagen’s KCNQ program.”

(iii)	by inserting the following two sentences at the end of the first paragraph under the heading “(d) Financial Projections”:

“The first of these was the Nav 1.7 program. Pfizer is conducting both an ongoing phase 1 single-ascending dose clinical study and an ongoing phase 1 multiple-ascending dose study of this program’s lead compound.”

(iv)	by replacing the second sentence of the last paragraph under the heading “(f) Opinion of Icagen’s Financial Advisor – Discounted Cash Flow Analysis – Other Items” with the following sentence:

“The number of fully diluted outstanding Icagen shares according to the treasury stock method used in these analyses was approximately 9.3 million, based on the following information supplied by Icagen’s management: approximately 8.8 million shares outstanding, plus approximately 0.5 million shares of common stock issuable in settlement of outstanding Company restricted stock units as of July 18, 2011, and excluding any shares of common stock issuable upon the exercise of options and warrants with exercise prices exceeding the Offer Price.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(i)	by inserting the following as a new final paragraph under the subheading “(b) Legal Proceedings”:

“In accordance with the court’s scheduling order, on August 22, 2011, the plaintiffs filed a brief in support of their motion seeking to preliminarily enjoin the Merger, asserting, among other things, the claims described above. On August 23, 2011, the parties to the Stockholder Actions, without the defendants admitting any wrongdoing or liability of any kind, reached an agreement in principle, providing for the withdrawal of the plaintiffs’ pending motion for a preliminary injunction and to resolve claims asserted in the Stockholder Actions. The agreement in principle contemplates, among other things, that Icagen will disclose the additional information included in Item 4 of this Amendment No. 4 under (A). The agreement in principle is subject to the parties reaching agreement on the terms of a mutually acceptable definitive settlement agreement. Thereafter, the settlement agreement will be subject to approval by the court.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ P. Kay Wagoner, Ph.D.
Name:	P. Kay Wagoner, Ph.D.
Title:	Chief Executive Officer and President

Date: August 24, 2011